

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 24, 2009

Joseph Russo
Dynamic Acquisition Inc.
24 Scarsdale Avenue
Scarsdale, NY 10583

> **Re: Dynamic Acquisition Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 4, 2008**
> **File No. 000-53517**

Dear Mr. Russo:

We have completed our review of your Form 10-12G and have no further comments at this time.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief

cc: M. David Sayid, Esq.
Sayid and Associates LLP
Via facsimile: (212) 247-7535